Exhibit 99.1

Cellect Biotechnology Announces the ApoGraftTM Bone Marrow Transplantation of First Patient in U.S.

Recruitment of Patient Provides Momentum to Commence Funding for the Technology under US Entity EnCellX

Tel Aviv - September 2, 2021 – Reflecting continued clinical progress, Cellect Biotechnology Ltd. (NASDAQ: “APOP”), announced the first ApoGraftTM transplantation in a Leukemia patient in the Company’s clinical trial at Washington University in the U.S. ApoGraftTM is a product based on the Company’s cell selection technology designed to optimize immune therapy, in this application - prevent graft-versus-host disease (GVHD) following bone marrow transplantation.

Following the closing of the previously announced strategic merger transaction between Cellect and Quoin Pharmaceuticals, ApoGraftTM development will be pursued by EnCellX, the privately held U.S. based company that is acquiring Cellect’s proprietary technology concurrently with such merger. The trial will enroll 18 patients with hematological malignancies who are undergoing a haploidentical Bone Marrow Transplantation (BMT). EnCellX, led by Founder and CEO Adi Mohanty, is raising funds from leading healthcare institutional investors to expedite and expand clinical development.

“This is an important milestone for Cellect and demonstrates the team’s professionalism and dedication for getting us to this occasion,” commented Dr. Shai Yarkoni, Chief Executive officer. “We look forward to working closely with EnCellX as its U.S. based team will work closely with Washington University to continue patient enrollment. This achievement, following the release of positive topline data from the Israeli ApoGraftTM trial, is timely as EnCellX is seeking to strengthen its balance sheet in the near term to fund continuing clinical development.”

About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of cell-based therapies.

The Company’s technology is expected to provide researchers, clinical community, and pharma companies with the tools to rapidly isolate specific cells in quantity and quality allowing cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

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Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s expectations regarding its U.S. clinical trial. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products; and the Company’s ability to pursue any strategic transaction or that any transaction, if pursued, will be completed. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Yaron Ben-Oz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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